Exhibit 7.1

Other financial data	2013	2012*	2011*	2010*	2009*
Return on average total assets (1)	(1.53%)	(0.84%)	(0.99%)	(0.58%)	0.31%
Return on average ordinary shareholders' equity (2)	(30.7%)	(19.5%)	(25.3%)	(14.7%)	8.5%
Average owners' equity as a percentage of average total assets	5.0%	4.3%	3.9%	3.9%	3.6%
Risk asset ratio - Tier 1	11.5%	14.9%	11.3%	10.7%	10.1%
Risk asset ratio - Total	16.6%	18.2%	14.2%	13.2%	13.4%
Ratio of earnings to combined fixed charges and preference share dividends (3,4)
- including interest on deposits	(0.95)	0.05	(0.40)	0.21	1.32
- excluding interest on deposits	(21.61)	(9.02)	(15.64)	(7.87)	3.10
Ratio of earnings to fixed charges only (3,4)
- including interest on deposits	(0.95)	0.05	(0.40)	0.21	1.32
- excluding interest on deposits	(21.61)	(9.02)	(15.64)	(7.87)	3.10

*Restated

Notes:

(1)     Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(2)     Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.

(3)     For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(4)    The earnings for the year ended 31 December 2013 and for the years ended 31 December 2012, 2011, 2010 and 2009, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the year ended 31 December 2013 was £3,229 million and for the years ended 31 December 2012, 2011, 2010 and 2009 were £3,184 million, £2,980 million, £2,724 million and £2,847 million, respectively. The coverage deficiency for fixed charges only for the year ended 31 December 2013 was £6,805 million and for the years ended 31 December 2012, 2011, 2010 and 2009 were £3,299 million, £4,494 million, £4,332 million and £1,050 million, respectively.